United States securities and exchange commission logo





                           March 23, 2023

       Peter V. Gioffe
       Chief Executive Officer
       Delhi Bank Corp
       124 Main Street
       Delhi, NY 13753

                                                        Re: Delhi Bank Corp.
                                                            Post-Qualification
Amendment No. 5 to
                                                            Offering Statement
on Form 1-A
                                                            Filed March 15,
2023
                                                            File No. 024-10818

       Dear Peter V. Gioffe:

                                                        This is to advise you
that we do not intend to review your amendment.

               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Tonya K.
Aldave at (202) 551-3601 with any questions.





                           Sincerely,


                           Division of Corporation Finance

                           Office of Finance
       cc:                                              Abby E. Brown, Esq.